Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings to Fixed Charges

For the Six Months Ended June 30, 2006

(In millions, except ratio)

Earnings
Earnings before income taxes	$1,728
Interest expense	186
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(4)
Portion of rents representative of an interest factor	29
Amortization of debt premium and discount, net	(2)

Adjusted earnings from continuing operations before income taxes	$1,937

Fixed Charges
Interest expense	$186
Portion of rents representative of an interest factor	29
Amortization of debt premium and discount, net	(2)
Capitalized interest	—

Total fixed charges	$213

Ratio of Earnings to Fixed Charges	9.1